March 5, 2025

United States Securities and Exchange Commission

Division of Corporation Finance and Office of Real Estate & Construction 100 F Street, NE

Washington, D.C. 20549

Re: The Hartley Opportunity Fund, LLC Offering Statement on Form 1-A Filed February 14, 2025

File No. 024-12576

Dear Ladies and Gentlemen:

We have reviewed your letter requesting certain amendments and additional information regarding our offering statement. We have made changes to the offering statement and subscription agreement and provided additional information to address your comments in your letter. Please see below for responsive comments to your letter.

In your letter dated, February 26, 2025, you provided that,“[w]e note your disclosure on page 48 of your offering circular regarding Mr. Steve Larsen's experience managing multiple private fund offerings, including two multifamily housing development projects. Please revise your offering circular to provide the prior performance of programs with similar investment objectives, as required by Item 8 of Industry Guide 5, or advise. Refer to Item 7(c) of Part II of Form 1-A.

In response, we propose adding the following language in the Form 1-A, with the edit in italics:

Steve Larsen – Managing Partner

Steve Larsen, CPA, CFP®, is a seasoned finance professional with extensive expertise in private fund management, real estate development, and investment strategy. As the founder and CEO of The Hartley Opportunity Fund, LLC, Mr. Larsen has successfully launched and manages multiple private fund offerings, including two multi-family housing development projects collectively valued at over $30 million. However, since the aforementioned multifamily offerings are under construction at this time, and construction is not anticipated to be completed until July of 2025, we are not able to provide a performance history at this time.

In addition to his real estate development ventures, Mr. Larsen oversees a private credit fund with approximately $10 million in assets under management. This fund provides financing for real estate development projects, offering diversification and generating consistent income through interest payments.

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Please feel free to contact me if you have any questions at the above contact information.

[Signature or the Following Page]

Very truly yours,

CENTARUS LEGAL SERVICES, PC

/s/ Centarus Legal Services, PC